United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

 (Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Caesarstone Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M 20598 104
(CUSIP Number)

Mrs. Tom Pardo
 MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
+972-4-6109250
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

February 21, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D

1	Names of Reporting Persons MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (*) (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,440,000
	9	Sole Dispositive Power 11,440,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,440,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type Of Reporting Person CO(**)

(*)The Reporting Person may be deemed a member of a group for purposes of this Schedule 13D. The other member of the group is Tene Investments in Projects 2016 Limited Partnership (“Tene”). The Reporting Person is separately filing this report on Schedule 13D from the other member of the group.

(**) The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M 20598 104	13D

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD. (“Mifalei Sdot Yam” or the “Reporting Person”) with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2016 (the “Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.          Purpose of Transaction

Certain terms of the Term Sheet as described in Item 4 of the Schedule 13D are hereby amended by adding the following information at the end thereof:

On February 20, 2018, Tene Investments in Projects 2016 Limited Partnership and Mifalei Sdot Yam agreed to extend the previously disclosed Term by additional two years (the “Extended Term”). As a result of the extension of the Term, the term of the Call Option has also been extended for additional two years.  During the Extended Term, no additional interest will accrue on the Exercise Price underlying the Call Option.  The remainder of the terms of the Call Option and of the Term Sheet remain unchanged.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                Item 4 above summarizes certain provisions of the Term Sheet and is incorporated herein by reference.

              Except as set forth herein, none of the Reporting Person or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. M 20598 104	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 21, 2018

MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.,

By:/s/ Tom Pardo By:/s/ Amit Ben Tzvi